                                                                       EXHIBIT 1




COMPENSATION OF DIRECTORS

In 1997, each director of the Company who was not employed by the Company received $1,000 for each meeting attended in person or a committee thereof. Directors are also reimbursed for their out of pocket expenses in attending meetings for the Company.

Directors who are not employees of the Company also received options to purchase shares of the Company's Common Stock as follows:

         (1) Each director of the Company who was first elected or appointed a director at the time of the merger with Triton Group Ltd. on April 15, 1997, received a non-discretionary automatic grant of non-qualified ten-year stock options for the purchase of 10,000 shares of the Company's Common Stock at an exercise price of $7.50, the value of Common Stock at date of grant. Options granted vest ratably over a three-year period.

         (2) Thereafter as of the day after the Annual Meeting of Stockholders of the Company to be held in calendar years 1998 and 1999, each non-employee Director will receive additional non-discretionary automatic grants of non- qualified stock options for the purchase of 10,000 shares of the Company's Common Stock in each such year. The exercise price of each share of the Company's Common Stock subject to any eligible Director's option will be equal to the fair market value of a share of the Company's Common Stock on the date such option is granted.


CERTAIN TRANSACTIONS

Prior to April 15, 1997, Triumph Capital and BF Partners held debentures issued by the Company (the "Old Debentures") in the principal amounts of $2,014,800 and $99,000 respectively. Stuart L. Bell, a member of the Company's Board, is a general partner of BF Partners and Thomas W. Janes, a member of the Company's Board, is a managing director of Triumph Capital.

Pursuant to the terms of the Old Debentures, Alarmguard paid interest to each Subordinated Debt Holder at the rate of 10% per annum through April 15, 1997 and the Old Debentures were to be redeemed at par by March 31, 1998. On April 15, 1997, in connection with the consummation of the Merger with Triton Group Ltd. (the "Merger"), the Company refinanced the Old Debentures with newly issued subordinated debentures (the "New Debentures"). The Old Debentures held by Triumph Capital were redeemed at par. The Old Debentures of BF Partners were exchanged for New Debentures and BF Partners purchased additional New Debentures in the principal amount of $301,000. The New Debentures bear interest at 15% per annum. In addition, the Company issued warrants to each of the former holders of Old Debentures to purchase an aggregate of 215,939 shares of Common Stock at an exercise price of $11.11 per share. Russell R. MacDonnell and David Heidecorn received $125,000 and $75,000 in New Debentures as well as a pro rata share of the Warrants. The New Debentures were paid to Messrs. MacDonnell and Heidecorn in lieu of cash bonus compensation.

The Company paid Triton Group Management, Inc., an entity in which Mr. Earley, a Director of the Company, is the President and 50% stockholder, $140,000 during 1997 for management consulting services in connection with the disposition of certain assets of the Company and in connection with operating as a public company.

On July 1, 1993, the Company entered into a lease with respect to the Company's executive offices, central monitoring station and administrative headquarters located at 125 Frontage Road, Orange, Connecticut, with 125 Frontage Road LLC, a company controlled by Russell R. MacDonnell, Chairman, Chief Executive Officer and President of the Company. This lease expires on June 30, 2005 and provides for monthly rent payments of $27,000 per month for an aggregate of $324,000 per year. The Company believes that the lease is on terms no less favorable than are available from an unaffiliated third party.

The wife of Russell R. MacDonnell owns a controlling interest in Rapid Response ("Rapid Response"), a company that performs wholesale security alarm monitoring services. In connection with the Company's acquisition program, the Company from time to time purchases subscriber accounts from sellers which utilize the service of Rapid Response pursuant to contracts that pre-date such acquisitions. The Company allows such contracts to be completed before integrating the subscribers into the Company's monitoring services. The Company paid Rapid Response $73,000 in 1997. The Company believes that the transactions with Rapid Response are on terms no less favorable than are available from unaffiliated third parties.


OWNERSHIP OF COMPANY STOCK BY CERTAIN HOLDERS, DIRECTORS AND OFFICERS

The following table sets forth, as of the close of business on April 30, 1998, information as to the ownership of the Company's Common Stock, including (i) those stockholders known to the Company to be the beneficial owners of more than 5% of the outstanding shares of the Company's Common Stock (based solely upon filings by each of such stockholders with the Securities and Exchange Commission (the "Commission"), on Schedule 13D or Schedule 13G), and (ii) each director and the nominees for director, (iii) each of the executive officers named in the Summary Compensation Table and (iv) the directors and all executive officers as a group.

BENEFICIAL OWNER                                  SHARES BENEFICIALLY OWNED                      PERCENT OF CLASS
-----------------------------------------------------------------------------------------------------------------
Canaan Entities(1)                                          1,438,264                                23.05%
105 Rowayton Avenue
Rowayton, CT 06853

OZ Management, L.L.C. (2)                                   1,121,212                                16.70%
153 E. 53rd Street, 44th Floor
New York, NY 10022

Triumph-Connecticut Limited Partnership                     767,554                                  13.72%
60 State Street, 21st Floor
Boston, MA 02109

Advance Capital Partners, L.P. (3)                          878,787                                  13.58%
Advance Capital Offshore Partners, L.P.
660 Madison Avenue, 15th Floor
New York, NY 10021

Elliott Associates L.P. (4)                                 484,848                                  7.98%
712 Fifth Avenue, 36th Floor
New York, NY 10019

Ryback Management Corporation (5)                           369,430                                  6.60%
7711 Carondelet Ave.
Box 16900
St. Louis, MO 63105

The Capital Group Companies, Inc. (6)                       360,000                                  6.44%
333 South Hope Street
Los Angeles, CA 90071

Lehman Brothers Capital Partners III,                       606,061                                  9.78%
L.P. (7)
c/o Lehman Brothers
Three World Financial Center

New York, NY 10285

Aetna Life Insurance Company (8)                            606,061                                  9.78%
151 Farmington Avenue
Hartford, CT 06516

Exeter Capital Partners IV, L.P. (9)                        303,030                                  5.14%
10 East 53rd Street
New York, NY 10022

Russell R. MacDonnell (10)                                  144,550                                  2.56%

David Heidecorn (11)                                        71,708                                   1.27%

Stuart L. Bell (12)                                         125,719                                  2.22%

Michael E. Cahr (13)                                        10,833                                   *

Michael M. Earley (14)                                      43,453                                   *

Stephen L. Green (15)                                       1,438,264                                23.05%

Thomas W. Janes (16)                                        767,554                                  13.72%

Joseph J. Monachino (17)                                    8,830                                    *

Peter M. Rogers (18)                                        4,552                                    *

Gregory J. Westhoff (19)                                    37,969                                   *

Jeffrey T. Leeds (20)                                       878,787                                  13.58%

Timothy A. Holt (21)                                        606,061                                  9.78%

Directors and Executive Officers                            4,138,280                                52.19%
 as a Group (12 persons) (22)

---------------------------------------
*Less than 1%

(1) Shares indicated as beneficially owned by Canaan include 231,014 shares beneficially owned by Canaan Venture Limited Partnership and 562,089 shares beneficially owned by Canaan Venture Offshore Limited Partnership. Each of the Canaan entities has sole voting power with respect to its shares. Shares indicated as beneficially owned by Canaan include shares issuable upon the conversion of 5,000 shares of Series B Preferred Stock.

(2)  Issuable upon the conversion of 9,250 shares of Series A Preferred Stock.

(3)  Issuable upon the conversion of 7,250 shares of Series A Preferred Stock.

(4)  Issuable upon the conversion of 4,000 shares of Series A Preferred Stock.

(5) Includes 369,430 shares beneficially owned by Lindner Growth Fund. Ryback has sole voting and dispositive power over all of such shares.

(6) Includes The Capital Group Companies, Inc., Capital Research and Management Company and SMALLCAP World Fund, Inc.

(7)  Issuable upon the conversion of 5,000 shares of Series A Preferred Stock.

(8)  Issuable upon the conversion of 5,000 shares of Series A Preferred Stock.

(9)  Issuable upon the conversion of 2,500 shares of Series A Preferred Stock.

(10) Includes 15,152 shares of Common Stock issuable upon the conversion of 125 shares of Series A Preferred Stock, 5,868 shares of Common Stock issuable upon the exercise of Warrants and options exercisable within 60 days to purchase 42,773 shares of Common Stock.

(11) Includes 9,091 shares of Common Stock issuable upon the conversion of 75 shares of Series A Preferred Stock, 3,521 shares of Common Stock issuable upon the exercise of Warrants and options exercisable within 60 days to purchase 23,886 shares of Common Stock.

(12) Includes 9,200 shares held by Mr. Bell as custodian for the benefit of his three minor children and 6,105 shares held by BF Partners, of which Mr. Bell is a partner. Mr. Bell has sole voting power with respect to such 6,105 shares. Also includes 48,484 shares of Common Stock issuable upon the conversion of 400 shares of Series A Preferred Stock, 18,777 shares of Common Stock issuable upon the exercise of Warrants and options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(13) Includes options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(14) Includes 120 shares held by Mr. Earley's spouse and options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(15) Mr. Green is a general partner of various venture capital investment funds that may be deemed to be affiliated with the Canaan entities, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of the shares of the Company's Common Stock owned by those funds. Accordingly, such shares are included in the table as beneficially owned by Mr. Green. Mr. Green is not a general partner of the Canaan entities, and has no voting power with respect to such shares. Mr. Green disclaims beneficial ownership of such shares.

(16) Mr. Janes is a general partner of Triumph, and thus, under the rules and regulation of the Commission, may be deemed to be the beneficial owner of Triumph's Common Stock. Accordingly, such shares are included in the table as beneficially owned by Mr. Janes. Triumph has sole voting power with respect to such shares. Mr. Janes disclaims beneficial ownership of such shares.

(17) Includes options exercisable within 60 days to purchase 8,830 shares of Common Stock.

(18) Includes options exercisable within 60 days to purchase 4,552 shares of Common Stock.

(19) Includes options exercisable within 60 days to purchase 14,968 shares of Common Stock.

(20) Issuable upon the conversion of 5,000 shares of Series A Preferred Stock beneficially owned by Advance Capital Management ("Advance"). Mr. Leeds is the founder and principal of Advance, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of such shares. Accordingly, such shares are included in the table as beneficially owned by Mr. Leeds. Mr. Leeds disclaims beneficial ownership of such shares.

(21) Issuable upon the conversion of 5,000 shares of Series A Preferred Stock beneficially owned by Aetna Life Insurance Co. ("Aetna"). Mr. Holt is the Chief Investment Officer of Aetna, and thus, under the rules and regulations of the Commission, may be deemed to be the beneficial owner of such shares. Accordingly, such shares are included in the table as beneficially owned by Mr. Holt. Mr. Holt disclaims beneficial ownership of such shares.

(22) Includes 105,008 shares issuable upon exercise of options and 2,202,736 shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock.




                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table shows the cash compensation paid by the Company and its subsidiaries as well as certain other compensation paid or accrued in 1996 and 1997 to the Chairman of the Board and Chief Executive Officer of the Company, and the four most highly compensated Executive Officers of the Company. The Executives of the Company were not executives of the predecessor company, and as such their 1995 compensation is not included below.

                                             SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                               COMPENSATION
                                                                               ------------
                                                  ANNUAL COMPENSATION           SECURITIES
                                        -------------------------------------   UNDERLYING           ALL OTHER
                                        YEAR          SALARY      BONUS(1)     OPTIONS(#)(2)     COMPENSATION(1)(4)
--------------------------------------- ----------- ------------- ----------- ---------------- -----------------------

Russell R. MacDonnell                   1997        $275,000      $90,000           110,000         $81,254(3)(5)
Chairman, President and                 1996         271,882       67,500                 0           1,758
 Chief Executive Officer

David Heidecorn                         1997         200,000       65,000            65,000          51,780(3)
Executive Vice President                1996         193,349       57,500                 0           1,349
 and Chief Financial Officer

Gregory J. Westhoff                     1997         150,000       65,000            40,000           1,348
Vice President and                      1996         140,835       40,000                 0           1,016
 President of Alarmguard, Inc.

Joseph J. Monachino                     1997         121,000       15,000            16,000           2,219
Vice President, Sales and               1996         120,069       15,000                 0           1,593
 Marketing of Alarmguard, Inc.

Peter M. Rogers                         1997         100,000       30,000            16,000           1,719
Vice President, Operations              1996          95,000       20,000                 0           1,356
 of Alarmguard, Inc.
--------------------------------------- ----------- ------------- ---------------- --------------- -------------------

--------------------
(1) Of the compensation reported as Bonus and All Other Compensation in 1997 for Messrs. MacDonnell and Heidecorn, $125,000 and $75,000, respectively, was paid in the form of New Debentures. See "Certain Transactions."

(2) Number of shares of Common Stock underlying options granted on April 16, 1997.

(3) Includes special one time bonuses in 1997 provided to Messrs. MacDonnell and Heidecorn in connection with the merger with Triton Group Ltd.

(4) Other compensation consists of contributions by the Company on behalf of each of the named individuals in connection with the Company's 401(k) Savings Plan.

(5)  Includes $3,773 of life insurance premiums paid by the Company.


STOCK OPTIONS

The following table sets forth certain information regarding stock options granted in 1997 to the five individuals named in the Summary Compensation Table. In addition, in accordance with the Commission's rules, the table also shows a hypothetical potential realizable value of such options based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the options were granted over the full option term. The assumed rates of growth were selected by the Commission for illustration purposes only, and are not intended to predict future stock prices, which will depend upon market conditions and the Company's future performance and prospects.

                                       OPTION GRANT IN LAST FISCAL YEAR (1997)

                                                                                              POTENTIAL REALIZABLE
                                                 PERCENT                                        VALUE AT ASSUMED
                                                OF TOTAL                                     ANNUAL RATES OF STOCK
                                   # OF          OPTIONS       EXERCISE      EXPIRATION        PRICE APPRECIATION
                                   OPTIONS     GRANTED TO        PRICE         DATE OF          FOR OPTION TERM
                                   GRANTED      EMPLOYEES       ($/SH)          GRANT            5% ($) 10%($)
---------------------------------- ---------- -------------- -------------- -------------- ---------------------------
Russell R. MacDonnell               110,000       32%            $7.50        4/16/07        $518,838      $1,314,838
David Heidecorn                      65,000       19%             7.50        4/16/07         306,586         776,949
Gregory J. Westhoff                  40,000       12%             7.50        4/16/07         188,668         478,123
Joseph J. Monachino                  16,000        5%             7.50        4/16/07          75,467         191,249
Peter M. Rogers                      16,000        5%             7.50        4/16/07          75,467         191,249
---------------------------------- -------------- -------------- ------------ ------------- ------------ -------------


A total of 339,000 stock options were granted to certain members of management on April 16, 1997 at $7.50 per share. The five individuals named in the above table received 247,000 options. The options expire on April 16, 2007 and vest over four years.


OPTIONS EXERCISED AND HOLDINGS

The following table sets forth certain information concerning stock option exercises by the five individuals named in the Summary Compensation Table during 1997, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 1997. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the closing market price of Common Stock at December 31, 1997.

                     AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                       NUMBER OF UNEXERCISED                       VALUE OF UNEXERCISED IN THE
                                   OPTIONS AT FISCAL YEAR-END(1)              MONEY OPTIONS AT FISCAL YEAR-END (2)
                                  ------------------------------            ------------------------------------------
                                  EXERCISABLE      UNEXERCISABLE                 EXERCISABLE         UNEXERCISABLE
-------------------------------- ----------------------------------- ------ ------------------------------------------
Russell R. MacDonnell                 42,773         84,524                        $449,116           $887,503
David Heidecorn                       23,886         49,762                         250,808            522,502
Gregory H. Westhoff                   14,968         30,920                         157,167            324,661
Joseph J. Monachino                    8,830         12,414                          92,718            130,347
Peter M. Rogers                        4,552         12,184                          47,796            127,932
------------------------------------ --------------- ----------------------------- ------------------ ----------------


(1) Number of options that are exercisable and unexercisable as of June 30, 1998.

(2) Value of exercisable and unexercisable options with a December 31, 1997 market price of $10.50. Grants in 1994 and 1995 have a $0.33 exercise price and the 1997 grant has a $7.50 exercise price.


SEVERANCE AGREEMENTS

Messrs. MacDonnell, Heidecorn and Westhoff are parties to severance agreements (the "Severance Agreements") with the Company. The Severance Agreements provide that in the event each is involuntarily terminated by the Company without "cause" or resigns for "good reason" (as such terms are defined in the Severance Agreements), he will be provided with the following termination payments and benefits: (a) any earned and accrued but unpaid installment of his base salary;
(b) an amount equal to the sum of his annual base salary and the average of his last three years' bonus compensation earned from the Company; (c) reimbursements of reasonable expenses incurred for a period of one year in seeking subsequent employment, to a maximum of $25,000; (d) benefit continuation for a period of one year; and (e) awards under the 1997 Stock Incentive Plan will continue to vest or be exercisable for the duration of the term of such award as if his employment with the Company had continued during such term. In the event of termination of employment by reason of his death, the Company will pay to his designated beneficiary or estate the amounts and benefits described in subparagraphs (a) and (b) above, and will allow an acceleration of the vesting and exercisability of all awards granted under the 1997 Stock Incentive Plan. In the event of termination of employment for cause, disability, or his resignation without good reason, then the Company will pay to him only the payments and benefits described in subparagraph (a) above (except that, in the case of a disability, such Executive will also receive the benefits set forth in subparagraph (e) above).

In the event of the termination or resignation for any reason after a "change in control" (as such term is defined in the Severance Agreements) of the Company, the Company will pay to each individual (i) the amounts described in subparagraph (a) in the previous paragraph, (ii) the amounts described in paragraph (b) and (iii) the benefits described in subparagraphs (c) and (d) in the previous paragraph (the "Change in Control Benefits"). Termination or resignation for any reason after a change in control will also cause the accelerated vesting and lapse of restriction provisions of the 1997 Stock Incentive Plan to become applicable to the awards granted. The Change in Control Benefits and the accelerated vesting and lapse in restriction provisions of the 1997 Stock Incentive Plan will also be applicable in the event of his termination of employment by the Company within the four month period (i) prior to the date of a change in control of the Company, (ii) following commencement of certain "tender offers" for the Company's stock, (iii) following the execution by the Company of an agreement the consummation of which would constitute a change in control, (iv) following the solicitation of proxies for the election of directors by anyone other than the Company, or (v) following the approval of the Company's' stockholders of certain transactions the consummation of which would result in a change of control.

The Severance Agreements provide for certain non-competition restrictions on Messrs. MacDonnell, Heidecorn and Westhoff. Pursuant to the Severance Agreements, they agree that they will not (with certain exceptions) (i) during the period of their employment with the Company, and (ii) in the event of the their termination or resignation from their employment for any reason (other than in connection with a change in control), for the one-year period thereafter, own, manage, lend to or join (as an employee or otherwise) any business which "competes" with the Company, as defined in the Severance Agreements (generally, an entity will be deemed to compete with the Company if it is engaged in the residential and/or commercial security alarm business).


COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the "Committee"), which consists of three non-employee directors, is responsible for reviewing and making recommendations to the Board with respect to the Company's executive compensation policies.

The Company believes that there should be a direct relationship between executive compensation and value delivered to stockholders and the Company's compensation structure is based on this philosophy. The Company believes that the base compensation for its executives should be competitive, enabling the Company to attract and retain the best available people. Additionally, the Company believes that bonus compensation based on realistic targets provides the motivation to the executive to strive to meet or exceed Company goals. Since the inception of Alarmguard in 1992, the Company has used stock options as a means of providing performance-based compensation to all executive officers. The Company believes that stock options are a key ingredient to executive compensation because they serve to align the interest of executive officers with stockholder value.

The compensation of the Company's Chief Executive Officer, Russell R. MacDonnell, like the other executive officers, consists of a combination of salary, bonus and stock options. In addition to those factors applying generally to all executives as indicated below, Mr. McDonnell's compensation for fiscal 1997 reflects the Company's successful merger with Triton Group Ltd. in April 1997, as well as the Company's growth in MRR1, EBITDA2 and Adjusted EBITDA3 pursuant to the Company's aggressive growth plan.

The Company has entered into severance agreements with the three key executives which provide for termination benefits under certain circumstances, including a termination without cause or the termination or resignation in connection with a change in control of the Company. The termination benefits include one-year's annual salary, an amount representing the average annual bonus amount paid over the last three years and the continuation of certain health and welfare plan benefits for up to one year.

In determining the compensation of the Company's executive officers, which includes salary, bonus and stock options, the Committee considers a combination of objective and subjective performance criteria, all of which the Committee believes contribute to stockholder value. Objective criteria include:

          -    MRR, EBITDA and Adjusted EBITDA growth
          -    MRR gross attrition

The Committee, in conjunction with the Board of Directors, reviews the business plans and projections prepared by management and compares the Company's actual performance to the objective criteria set forth in such plans and projections.

Subjective criteria considered by the Committee in determining executive officer compensation include the consummation of appropriately priced acquisitions, the successful integration of such acquisitions, growth in Alarmguard's direct marketing and dealer programs, the enhancement of the Company's central monitoring station and facilities and the success in capital raising. Bonuses paid for fiscal year 1997 performance reflect Alarmguard's merger with Triton Group Ltd. in April 1997, the successful acquisition of several security companies, principally Protective Alarms, Inc., and internal growth programs. The Committee also considers compensation paid to other persons with comparable skills and experience in the security industry and other service industries, the Company's performance in comparison to its competitors and performance in each executive's specific area of responsibility.

                                 Submitted by the Compensation Committee of The Company's Board of Directors,
                                 April 15, 1998

                                 Stuart L. Bell
                                 Michael E. Cahr
                                 Stephen L. Green

-------------------------------------------------------------------------------

1. MRR means monthly recurring revenue that the Company (or, if the context requires, another company in the security alarm industry) is entitled to receive under contracts in effect at the end of such period. MRR is a term commonly used in the security alarm industry as a measure of the size of the company. It does not measure profitability or performance, and does not include any allowance for future subscriber attrition or for uncollectible accounts receivable.

2. EBITDA is earnings before interest, income taxes, depreciation and amortization.

3. Adjusted EBITDA is derived by adding to EBITDA the expenses net of related revenues associated with the Company's Direct Marketing Program and acquisition integration expenses.